EXHIBIT 99.1

NewsRelease

TC Energy adjusts timing of certain Cumulative First Preferred Shares Dividends

CALGARY, Alberta – Sept. 23, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced the following adjustments to its previously announced timing for quarterly dividend payments on its outstanding Cumulative First Preferred Shares Series 1, Series 2, Series 3 and Series 4. These adjustments are the result of a newly created Canadian federal statutory holiday, the National Day for Truth and Reconciliation, to be recognized on Sept. 30, 2021.

•The payment date for the Cumulative First Preferred Shares Series 1, Series 2, Series 3 and Series 4 has been moved from Sept. 30, 2021 to Sept. 29, 2021, as Canadian banks are not open for payment processing on Sept. 30, 2021;

•As the last business day of September has changed from Sept. 30, 2021 to Sept. 29, 2021, pursuant to the terms of the applicable prospectus supplements, the period for the Cumulative First Preferred Shares Series 1, Series 2, Series 3 and Series 4 has been revised from “for the period up to but excluding Sept. 30, 2021” to “for the period up to but excluding Sept. 29, 2021”; and

•The dividend amounts for the Cumulative First Preferred Shares Series 2 and Series 4 have been adjusted to the following to reflect the above noted change in period:

•Series 2 (TSX: TRP.PR.F) – from $0.12785479 per share to $0.12646507 per share
•Series 4 (TSX: TRP.PR.H) – from $0.08752603 per share to $0.08657466 per share

There has been no change to the previously announced dividend amounts for the Cumulative First Preferred Shares Series 1 and Series 3.

Accordingly, shareholders of record at the close of business on Aug. 31, 2021 of the Company’s Cumulative First Preferred Shares Series 1, Series 2, Series 3 and Series 4 will receive their dividend payment for the period from and including June 30, 2021 up to but excluding Sept. 29, 2021 on Sept. 29, 2021.

The next dividend payment period for the Company’s Cumulative First Preferred Shares Series 1, Series 2, Series 3 and Series 4 will be for the period from and including Sept. 29, 2021 up to but excluding Dec. 31, 2021.

About TC Energy
We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration, innovation and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Suzanne Wilton
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522